

September 30, 2014

Via E-mail
Napoleon L. Nazareno
President and Chief Executive Officer
Philippine Long Distance Telephone Company
Ramon Cojuangco Building
Makati Avenue
Makati City, Philippines

> **Re: Philippine Long Distance Telephone Company**
> **Form 20-F**
> **Filed April 2, 2014**
> **File No. 001-03006**

Dear Mr. Nazareno:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 10

Risks Relating to Our Securities, page 21

PLDT is required to comply with foreign ownership restriction under the Philippine Constitution…, page 21

1. Please revise your disclosure in this risk factor and under "Legal Proceedings" on page 110 to clarify that the Philippine SEC issued SEC Memorandum Circular No. 8 in response to the directive by the Supreme Court in the Gamboa Case to apply the definition of "capital" in the Gamboa Case decision in determining the extent of allowable foreign ownership in PLDT and, if there was a violation, to impose appropriate sanctions.

2. Please discuss more specifically the potential consequences to the company of exceeding the foreign ownership restrictions.

Item 7. Major Shareholders and Related Party Transactions, page 109

3. Please revise the table on page 109 to provide the shareholdings of your major shareholders based upon beneficial ownership of the company's voting securities. Refer to Item 7A of Form 20-F and the definition of beneficial ownership in General Instruction F to Form 20-F. When revising the table, please take the following into account:

   - Include in each person's beneficial ownership amount the number of shares of common stock attributable to each person as a holder of ADRs or as a participant in the Philippine Depository and Trust Co. ("PDTC");

   - Separately list in the table ADR holders and participants in the PDTC whose beneficial holdings of common shares constitute five percent or more of the company's common shares;

   - Include in the table as one shareholder affiliated groups of shareholders, such as the First Pacific group and the NTT group. You may disclose in a footnote the individual shareholdings of each affiliate in the group; and

   - In light of the fact that you have two classes of voting securities, we encourage you to add a column to the table showing the total voting power each person's shareholdings represent.

4. Please discuss the contractual rights held by the NTT group pursuant to agreements between the company, the NTT group and the First Pacific group that give the NTT group veto rights over a number of major decisions and transactions that the company could make or enter into, as well as rights relating to representation on the Board of Directors of the company and Smart, among other things. Also disclose any contractual rights held by the First Pacific group.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363, or Terry French, Accounting Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
Atty. Ma. Lourdes C. Rausa-Chan,
Senior Vice President, Corporate Secretary,
General Counsel and Chief Governance Officer
Philippine Long Distance Telephone Company